

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 14, 2009

Mail Stop 3720

William E. Keitel
President and Chief Financial Officer
Qualcomm Incorporated
5775 Morehouse Dr.
San Diego, California 92121-1714

> **Re:** **Qualcomm Incorporated**
> **Form 10-Q for the Quarterly Period Ended March 29, 2009**
> **File No. 0-19528**

Dear Mr. Keitel:

We have reviewed your supplemental response letter dated August 14, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 15, 2009, we have limited our review to only the issues addressed in our comments.

Form 10-Q for the quarter ended March 29, 2009

Note 9 – Subsequent event, page 18

1. Please revise your valuation of the Patents-in-Suit to utilize the relief from royalty method. As discussed in greater detail below, the use of market comparable transaction data and the cost savings approach does not appear appropriate in determining the offensive value against Qualcomm for these patents.

   As discussed in their July 19, 2007 press release, Broadcom licensed to Verizon Wireless six of the seven patents included in the Patents-in-Suit for $200 million. Paragraph 820-10-35-9 of the FASB Accounting Standards Codification states that "[t]he fair value of the asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability." We believe market participants would factor into their assumptions this significant licensing transaction when pricing the Patents-in-Suit. Specifically, market participants would view this licensing transaction as evidence that future royalties can be extracted from Qualcomm or its customers. The market comparable approach does not capture this licensing transaction. Similarly, market participants would factor into their assumptions the passing of the January 31, 2009 permanent injunction and the district court's "increasingly expansive view of the scope of the injunction" in early 2009. For example, market participants would consider any design-arounds of Broadcom patents that Qualcomm was precluded from utilizing, or potentially precluded from utilizing, under the district court's expansive interpretation. Without the ability to utilize the design-arounds and without time to design new ones, market participants would conclude that Qualcomm, or its customers, would be forced into a licensing agreement for the Patents-in-Suit. A market comparable approach would not suitably reflect these assumptions.

Accordingly, please revise your valuation of the Patents-in-Suit to utilize the relief from royalty method taking into account the Verizon Wireless license agreement, the passing of the January 31, 2009 permanent injunction, and the district court's "increasingly expansive view of the scope of the injunction" in early 2009.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director